
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 8, 2021

James C. D'Arecca
Chief Financial Officer
TherapeuticsMD, INC.
951 Yamato Road Suite 220 Boca Raton FL
33431

> **Re:** **TherapeuticsMD, Ic.**
> **Form 10-Q**
> **Exhibit Nos. 10.5** Amendment No. 1 to the Commercial Supply Agreement, between TherapeuticsMD, Inc. and Catalent Pharma Solutions, LLC, **10.6** Amendment No. 2 to the Commercial Supply Agreement, between TherapeuticsMD, Inc. and Catalent Pharma Solutions, LLC, **10.7** Amendment No. 2 to the Softgel Commercial Supply Agreement, between TherapeuticsMD, Inc. and Catalent Pharma Solutions, LLC,
> **Filed November 9, 2020**
> **File No. 001-00100**

Dear Mr. D'Arecca:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Michelle Miller
Division of Corporation Finance
202-551-3368